SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.  2)

Computer Vision Systems Laboratories, Corp.

(Name of Issuer)

Common Stock, $0.0001 per share

(Title of Class of Securities)

205550205

(CUSIP Number)

Douglas D. Haloftis, Gardere Wynne Sewell LLP,

1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4670

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205550205

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Richmont Capital Partners V LP 46-1551459

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 60,000,000 (1) (2)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 60,000,000 (1) (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000 (1) (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 12.3% (3)

(14)	Type of Reporting Person PN

(1) Richmont Capital Partners V LP (“Richmont Capital”) is the payee and holder of a $20,000,000 Convertible Subordinated Unsecured Promissory Note (the “Note”) that is mandatorily convertible, both as to principal and interest (the “Conversion”), into shares of the common stock (“Common Stock”) of Computer Vision Systems Laboratories, Corp. (the “Issuer”) at $0.33 per share, subject to a maximum of 64,000,000 shares being issued.  The Note bears interest at 4% per annum.  As described in response to Item 5, the Conversion is subject to sufficient shares of Common Stock being available to effect the Conversion.  Richmont Street LLC (“Richmont Street”) is the sole general partner of Richmont Capital, and John Rochon Jr. (“Rochon”) is the sole owner and the President of Richmont Street.  Therefore, Richmont Street and Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, the shares issuable upon the Conversion.

(2) Richmont Capital has the right to receive direct ownership of the shares of Common Stock issuable upon the Conversion.  Both principal and accrued and unpaid interest on the Note are convertible into shares of Common Stock at $0.33 per share subject to a maximum of 64,000,000 shares being issued.

(3) As described in the response to Item 5, if Rochon Capital Partners, Ltd. (“RCP”) surrenders to the Issuer the shares of Common Stock to effect the Conversion, then each of Richmont Capital, Richmont Street, and Rochon will beneficially own at least 12.3% of the outstanding Common Stock if 60,000,000 shares of Common Stock are issued in the Conversion, but no more than 13.1% of the outstanding Common Stock if 64,000,000 shares of Common Stock are issued in the Conversion.  If RCP, however, does not surrender any shares of Common Stock to effect the Conversion so that the Issuer issues additional shares of Common Stock to effect the Conversion, then each of Richmont Capital, Richmont Street and Rochon will beneficially own at least 10.96% of the outstanding Common Stock if 60,000,000 shares of Common Stock are issued in the Conversion, but no more than 11.6% of the outstanding Common Stock if 64,000,000 shares of Common Stock are issued in the Conversion.

CUSIP No. 205550205

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Richmont Street LLC 80-0875251

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 60,000,000 (1) (2)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 60,000,000 (1) (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000 (1) (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 12.3% (3)

(14)	Type of Reporting Person CO

(1) Richmont Capital Partners V LP (“Richmont Capital”) is the payee and holder of a $20,000,000 Convertible Subordinated Unsecured Promissory Note (the “Note”) that is mandatorily convertible, both as to principal and interest (the “Conversion”), into shares of the common stock (“Common Stock”) of Computer Vision Systems Laboratories, Corp. (the “Issuer”) at $0.33 per share, subject to a maximum of 64,000,000 shares being issued.  The Note bears interest at 4% per annum.  As described in response to Item 5, the Conversion is subject to sufficient shares of Common Stock being available to effect the Conversion.  Richmont Street LLC (“Richmont Street”) is the sole general partner of Richmont Capital, and John Rochon Jr. (“Rochon”) is the sole owner and the President of Richmont Street.  Therefore, Richmont Street and Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, the shares issuable upon the Conversion.

(2) Richmont Capital has the right to receive direct ownership of the shares of Common Stock issuable upon the Conversion.  Both principal and accrued and unpaid interest on the Note are convertible into shares of Common Stock at $0.33 per share subject to a maximum of 64,000,000 shares being issued.

(3) As described in the response to Item 5, if Rochon Capital Partners, Ltd. (“RCP”) surrenders to the Issuer the shares of Common Stock to effect the Conversion, then each of Richmont Capital, Richmont Street, and Rochon will beneficially own at least 12.3% of the outstanding Common Stock if 60,000,000 shares of Common Stock are issued in the Conversion, but no more than 13.1% of the outstanding Common Stock if 64,000,000 shares of Common Stock are issued in the Conversion.  If RCP, however, does not surrender any shares of Common Stock to effect the Conversion so that the Issuer issues additional shares of Common Stock to effect the Conversion, then each of Richmont Capital, Richmont Street and Rochon will beneficially own at least 10.96% of the outstanding Common Stock if 60,000,000 shares of Common Stock are issued in the Conversion, but no more than 11.6% of the outstanding Common Stock if 64,000,000 shares of Common Stock are issued in the Conversion.

CUSIP No. 205550205

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John Rochon Jr.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds AF OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 24,750,000 (1)

	(8)	Shared Voting Power 60,000,000 (2) (3)

	(9)	Sole Dispositive Power 24,750,000 (1)

	(10)	Shared Dispositive Power 60,000,000 (2) (3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 84,750,000 (1) (2) (3) (4)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 17.4% (4)

(14)	Type of Reporting Person IN

(1) The reported shares of the common stock (“Common Stock”) of Computer Vision Systems Laboratories, Corp. (the “Issuer”) are held by The William John Philip Rochon 2010 Dynasty Trust (the “Trust”). John Rochon Jr. (“Rochon”) is the sole trustee and the sole beneficiary of the Trust and, as such, may be deemed the beneficial owner of such shares. The Trust received the reported shares of Common Stock as gifts.

(2) Richmont Capital Partners V LP (“Richmont Capital”) is the payee and holder of a $20,000,000 Convertible Subordinated Unsecured Promissory Note (the “Note”) that is mandatorily convertible, both as to principal and interest (the “Conversion”), into shares of Common Stock at $0.33 per share, subject to a maximum of 64,000,000 shares being issued.  The Note bears interest at 4% per annum.  As described in response to Item 5, the Conversion is subject to sufficient shares of Common Stock being available to effect the Conversion.  Richmont Street LLC (“Richmont Street”) is the sole general partner of Richmont Capital, and Rochon is the sole owner and the President of Richmont Street.  Therefore, Richmont Street and Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, the shares issuable upon the Conversion.

(3) Richmont Capital has the right to receive direct ownership of the shares of Common Stock issuable upon the Conversion.  Both principal and accrued and unpaid interest on the Note are convertible into shares of Common Stock at $0.33 per share subject to a maximum of 64,000,000 shares being issued.

(4) The reported aggregate beneficial ownership of issued and outstanding Common Stock reflects 84,750,000 shares of Common Stock, or 17.4% of the issued and outstanding Common Stock, comprising (a) 24,750,000 shares of Common Stock that Rochon may be deemed beneficially to own as the sole trustee of the Trust (or 5.1% of the issued and outstanding shares of Common Stock) and (b) 60,000,000 shares of Common Stock that are issuable upon the Conversion (or 12.3% of the issued and outstanding Common Stock).  As described in the response to Item 5, if Rochon Capital Partners, Ltd. (“RCP”) surrenders to the Issuer the shares of Common Stock to effect the Conversion, then each of Richmont Capital, Richmont Street and Rochon will beneficially own at least 12.3% of the outstanding Common Stock if 60,000,000 shares of Common Stock are issued in the Conversion, but no more than 13.1% of the outstanding Common Stock if 64,000,000 shares of Common Stock are issued in the Conversion.  If RCP, however, does not surrender any shares of Common Stock to effect the Conversion so that the Issuer issues additional shares of Common Stock to effect the Conversion, then each of Richmont Capital, Richmont Street, and Rochon will beneficially own at least 10.96% of the outstanding Common Stock if 60,000,000 shares of Common Stock are issued in the Conversion, but no more than 11.6% of the outstanding Common Stock if 64,000,000 shares of Common Stock are issued in the Conversion.

Item 1.                   Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value of $0.0001 per share (“Common Stock”), of Computer Vision Systems Laboratories, Corp., a Florida corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2400 North Dallas Parkway, Suite 230, Plano, Texas 75093.

This Amendment amends and restates in its entirety the original Schedule 13D filed on behalf of Richmont Capital Partners V LP, a Texas limited partnership (“Richmont Capital”), Richmont Street LLC, a Texas limited liability company (“Richmont Street”), and John Rochon Jr. (“Rochon”) with the Securities and Exchange Commission (the “Commission”) on December 26, 2012, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 10, 2013 (“Amendment No. 1”).

Amendment No. 1 reported that The William John Philip Rochon 2010 Dynasty Trust, under which Rochon is the sole trustee and the sole beneficiary (the “Trust”), acquired 34,750,000 shares of Common Stock, and that Rochon, as the sole trustee of the Trust, may be deemed to have acquired beneficial ownership of 34,750,000 shares of Common Stock, in each case, on December 31, 2012.  Amendment No. 1 contained a mathematical error and should have reported, and this Amendment is being filed to report, that the Trust acquired 24,750,000 shares of Common Stock, and that Rochon, as the sole trustee of the Trust, may be deemed to have acquired beneficial ownership of 24,750,000 shares of Common Stock, in each case, on December 31, 2012.

Item 2.                   Identity and Background

(a)                       This statement is filed on behalf of Richmont Capital, Richmont Street and Rochon, individually and in his capacity as the sole trustee of the Trust.  Richmont Capital, Richmont Street and Rochon are each referred to as a “Reporting Person” and are collectively referred to as the “Reporting Persons” in this statement.

(b)                       The business address of each Reporting Person is 2400 North Dallas Parkway, Suite 230, Plano, Texas 75093.

(c)                        Rochon is a director of the Issuer and is the son of John P. Rochon, the Chief Executive Officer, President and a director of the Issuer (“Rochon Sr.”).  Rochon is employed as Chief Executive Officer by Richmont Holdings, Inc., a private investment and business management company (“Richmont Holdings”).  Rochon is the sole trustee of the Trust.  Richmont Capital and Richmont Street are involved primarily in investment activities.  Richmont Street is the sole general partner of Richmont Capital, and Rochon owns 100% of the equity (including all voting rights) of Richmont Street.  The business address of each Reporting Person is set forth in sub-item (b) of this Item 2.  The business address for Richmont Holdings is 2400 North Dallas Parkway, Suite 230, Plano, Texas 75093.

(d) and (e)                              None of the Reporting Persons during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                         Rochon is a citizen of the United States of America.  This sub-item is not applicable to Richmont Capital and Richmont Street.

Item 3.                   Source and Amount of Funds or Other Consideration.

Richmont Capital used working capital to acquire a $20,000,000 Convertible Subordinated Unsecured Promissory Note, dated December 12, 2012 (the “Note”), from the Issuer.

The Trust acquired the Gifted Shares (as defined in Item 5 below), without consideration, by gift from Rochon Sr. and his spouse.

Item 4.                   Purpose of Transaction.

Except as otherwise described in this Item 4, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of Common Stock, conditions in the securities markets generally, general economic and industry conditions, and other factors.  Accordingly, each Reporting Person reserves the right to change its or his plans and intentions at any time, as it or he deems appropriate.  In particular, any of the Reporting Persons (and their respective affiliates) may, and, with respect to Rochon in his capacity as the sole trustee of the Trust, may cause the Trust to, purchase additional shares of Common Stock or other securities of the Issuer or may sell or transfer Common Stock directly or beneficially owned by them, as applicable, from time to time in public or private transactions.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Issuer’s securities by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated under such acts or other applicable law.

Item 5.                   Interest in Securities of the Issuer.

The information set forth in Items 3 and 4 of this statement is hereby incorporated by reference.

(a)                       There were 487,712,326 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q/A filed with the Commission on December 28, 2012.

On December 12, 2012 (the “Issuance Date”), the Issuer and Richmont Capital executed a Convertible Subordinated Unsecured Note Purchase Agreement pursuant to which the Note was issued by the Issuer to Richmont Capital.  Richmont Capital is the payee and holder of the Note.  The Note bears interest at an annual rate of 4%, which interest is payable on each anniversary of the Issuance Date; provided, however, that interest payable through the third anniversary of the Issuance Date may, at the Issuer’s option, be paid in kind (“PIK Interest”) and any such PIK Interest will be added to the outstanding principal amount of the Note.  Beginning 380 days from the Issuance Date, the Note may be prepaid, in whole or in part, at any time without premium or penalty.

The full amount of the Note (including any and all accrued interest thereon, whether previously converted to principal or otherwise) will be converted, on a mandatory basis (the “Conversion”), into no more than 64,000,000 shares of Common Stock on a date that is within 380 calendar days of the Issuance Date (the date of the Conversion being referred to as the “Conversion Date”), at a price of $0.33 per share of Common Stock.  As of the Issuance Date, the Issuer was authorized under its Articles of Incorporation to issue a maximum of 490,000,000 shares of Common Stock.  The Issuer has agreed, within 365 days of the Issuance Date, to (i) amend the Issuer’s Articles of Incorporation to increase the number of unissued and authorized shares of Common Stock, (ii) reincorporate in Delaware and, as part of such reincorporation, increase the number of unissued and authorized shares of Common Stock and/or (iii) cause the surrender by Rochon Capital Partners, Ltd. (“RCP”) of issued and outstanding shares of Common Stock, in each instance necessary to allow the Issuer to be able to effect the Conversion.  On the Issuance Date, Richmont Capital had the right to acquire 60,000,000 shares of Common Stock upon the Conversion.

Richmont Street, as the sole general partner of Richmont Capital, may be deemed beneficially to own the shares of Common Stock issuable upon the Conversion.

Because of his direct or indirect ownership interest in, or control of, Richmont Capital and Richmont Street, Rochon may be deemed beneficially to own the shares of Common Stock issuable upon the Conversion.

If RCP surrenders to the Issuer the shares of Common Stock to effect the Conversion, then each of Richmont Capital, Richmont Street, and Rochon will beneficially own at least 12.3% of the outstanding Common Stock if 60,000,000 shares of Common Stock are issued in the Conversion, but no more than 13.12% of the outstanding Common Stock if 64,000,000 shares of Common Stock are issued in the Conversion.  If RCP, however, does not surrender any shares of Common Stock to effect the Conversion so that the Issuer issues additional shares of Common Stock to effect the Conversion, then each of Richmont Capital, Richmont Street, and Rochon will beneficially own at least 10.96% of the outstanding Common Stock if 60,000,000 shares of Common Stock are issued in the Conversion, but no more than 11.6% of the outstanding Common Stock if 64,000,000 shares of Common Stock are issued in the Conversion.

On December 31, 2012, Rochon Sr. transferred by gift 19,750,000 shares of Common Stock to the Trust, and Rochon Sr.’s spouse transferred by gift 5,000,000 shares of Common Stock to the Trust.  As a result of such gifts, Rochon, in his capacity as the sole trustee of the Trust, may be deemed beneficially to own such

24,750,000 shares of Common Stock (the “Gifted Shares”), representing 5.1% of the current 487,712,326 shares of outstanding Common Stock.  In connection with the receipt of the Gifted Shares, Rochon, in his capacity as the sole trustee of the Trust, executed a Covenant Regarding Transfer Restrictions, pursuant to which, among other things, he agreed not to sell, trade or otherwise transfer all or any of the Gifted Shares until such time as (a) certain material, nonpublic information possessed by Rochon Sr. and his spouse (collectively, the “Donors”) has been publicly disclosed or is no longer applicable to the Issuer and (b) the Donors, if they had retained the Gifted Shares, would not be subject to any prohibition against the sale, trading or other similar transfer of all or any of the Gifted Shares under the federal securities laws or insider-trading policies of the Issuer.

(b)                       Richmont Capital possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, the shares of Common Stock issuable upon the Conversion.

As the sole general partner of Richmont Capital, Richmont Street may be deemed to possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, the shares of Common Stock issuable upon the Conversion.

Because of his direct or indirect ownership interest in, or control of, Richmont Capital and Richmont Street, Rochon may be deemed to possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, the shares of Common Stock issuable upon the Conversion.

In his capacity as the sole trustee of the Trust, Rochon may be deemed to possess the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, all of the Gifted Shares.

(c)                        The information set forth in Item 5(a) of this statement is hereby incorporated by reference.

(d)                       Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth Items 3, 4 and 5 of this statement is hereby incorporated by reference.

Item 7.                   Materials to be Filed as Exhibits.

Exhibit 1                Convertible Subordinated Unsecured Promissory Note, dated December 12, 2012, in the original principal amount of $20,000,000, from Computer Vision Systems Laboratories, Corp., a Florida corporation (as Maker), to Richmont Capital Partners V LP, a Texas limited partnership (as Payee) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer with the Commission on December 18, 2012).

Exhibit 2                Convertible Subordinated Unsecured Note Purchase Agreement, dated December 12, 2012, by and between Computer Vision Systems Laboratories, Corp., a Florida corporation, and Richmont Capital Partners V LP, a Texas limited partnership (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer with the Commission on December 18, 2012).

Exhibit 3                Covenant Regarding Transfer Restrictions, dated December 31, 2012, executed by John Rochon Jr., as the sole trustee of The William John Philip Rochon 2010 Dynasty Trust, in favor of John P. Rochon and Donna Rochon.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2013	RICHMONT CAPITAL PARTNERS V LP

	By:	Richmont Street LLC, its sole general partner

		By:	/s/ John Rochon Jr.
John Rochon Jr., President

Date: January 14, 2013	RICHMONT STREET LLC

	By:	/s/ John Rochon Jr.
John Rochon Jr. President

Date: January 14, 2013	/s/ John Rochon Jr.
John Rochon Jr., individually and in his capacity as the sole trustee of The William John Philip Rochon 2010 Dynasty Trust